Exhibit (a)(2)

August 17, 2011

Re:	Northland Cable Properties Eight Limited Partnership

Dear Limited Partner:

We have recently been made aware of an outstanding offer by entities affiliated with MacKenzie Patterson Fuller, Inc. (“MPF”) to purchase limited partnership units in Northland Cable Properties Eight Limited Partnership (the “Partnership”). Under the Securities and Exchange Commission’s (the “SEC’s”) Release No. 34-43069, the Partnership is obligated to respond to such offers by stating its position with respect to the tender offer.

The Partnership does not in any way recommend or endorse MPF’s offer and expresses no opinion as to whether the Partnership’s limited partners should tender their units in the offer. The Partnership is not associated with MPF, the offer or the offer documentation. The Partnership encourages its limited partners to consult their financial and tax advisors concerning this offer.

The SEC has cautioned investors about offers of this nature. Mini-tender offers, which are offers to buy less than 5 percent of a company’s equity, “have been increasingly used to catch investors off guard,” according to an investor alert on the SEC’s website. The Partnership’s limited partners should be aware that many of the SEC’s tender offer rules designed to protect investors do not apply to mini-tender offers. To read more about the risks of mini-tender offers, please review an investor alert on the SEC’s website, available at www.sec.gov/investor/pubs/minitend.htm.

Limited partners should be aware that there is no established trading market for the units and, accordingly, there is no established trading price for the units. However, as disclosed in MPF’s offer letter, there have been recent sales of limited partnership units at prices greater than the price offered by MPF. Additional information on recent sales of limited partnership units may be obtained through the American Partnership Board at (800) 695-2523. The Partnership is not associated with the American Partnership Board and pricing information obtained through the American Partnership Board may not reflect the fair value of the units.

During the first quarter of 2011 the Partnership, with the assistance of an investment banking firm, commenced the process of soliciting bids for its systems from potential interested parties. We received initial expressions of interest in May and received final bids for the systems in late June. We are currently working with the top bidders for each system negotiating purchase and sale agreements for the respective assets. If a transaction is completed based on the final bid received from potential bidders, the yield per unit distribution is expected to be significantly higher than the $70 per unit being offered by MPF.

There can be no assurance as to whether the completion of a transaction for the sale of NCP-Eight’s operating assets will take place. However, the Partnership will use its best efforts to complete a sale of the systems at a fair value to maximize the return to limited partners. We will keep you apprised of future developments of a potential sale through the eventual proxy statement process with the SEC.

For more information about the Partnership, please see the filings we make with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2010 or our quarterly report on Form 10-Q for the period ended June 30, 2011. These filings can be found on the SEC’s website at www.sec.gov.

Northland Cable Properties Eight Limited Partnership

By:	Northland Communications Corporation, General Partner

/s/ RICHARD I. CLARK

Richard I. Clark
Executive Vice President